Filed Pursuant to Rule 433
Dated September 9, 2008
Registration Statement No. 333-133908
Supplementing Preliminary Prospectus Supplement Dated September 8, 2008 and
Prospectus dated May 8, 2006

10,000,000 SHARES OF COMMON STOCK

Issuer:	Kimco Realty Corporation

Exchange/Symbol:	NYSE/KIM

Price to Public:	$37.10

Total Shares Offered:	10,000,000

Option to Purchase Additional Shares:	1,500,000

Closing Date:	September 15, 2008

CUSIP:	49446R109

Joint-Book-Running Managers:	UBS Securities LLC, Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC

Joint-Lead Managers:	Deutsche Bank Securities Inc. Morgan Stanley & Co. Incorporated Raymond James & Associates, Inc. RBC Capital Markets Corporation

Co-Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated ABN AMRO Incorporated BNY Mellon Capital Markets, LLC Morgan Keegan & Company, Inc.

Stabilization Transactions:

We have been advised that, on September 9, 2008, one of the underwriters purchased, on behalf of the syndicate, 37,500 shares of our common stock at a price of $37.10 per share in compliance with Rule 104 of Regulation M.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting UBS Securities LLC at (212) 821-3884, Citigroup Global Markets Inc. at (800) 831-9146 or Wachovia Capital Markets, LLC at (800) 326-5897 or e-mailing a request to equity.syndicate@wachovia.com.